Exhibit 99.19

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

November 30, 2010	No. 10-26

Avalon Provides Corporate Update

Toronto, ON — Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF) (“Avalon” or the “Company”) is pleased to provide the following corporate update.

NYSE Amex Listing Application

The Company has applied for and received approval from NYSE Regulation on behalf of NYSE Amex LLC, to file an Original Listing Application to list its common shares on the NYSE Amex, an affiliate of the New York Stock Exchange. There are a number of conditions that the Company must satisfy for listing on the NYSE Amex and efforts are underway to satisfy these conditions as part of the Original Listing Application. Avalon expects that this process will take approximately four to six weeks.

Avalon President, Don Bubar stated that “Listing of the Company’s shares in the United States will better accommodate the growing interest amongst American investors in Avalon’s rare metals business. A full US Stock Exchange listing will facilitate greater participation by US investors and will likely result in increased liquidity for shareholders generally.”

Audited Annual Financial Statements, MD&A and AIF

The Company announces that it has filed its Audited Annual Financial Statements, Management Discussion and Analysis (“MD&A”) and Annual Information Form (“AIF”) for the fiscal year ended August 31, 2010. These documents may be viewed at www.sedar.com. The audit was performed by McCarney, Greenwood LLP, Toronto, ON, who are a registered firm with the Public Company Accounting Oversight Board in the United States, which is a required condition of the NYSE Amex listing application.

Annual General Meeting

The Company will hold its Annual General Meeting of Shareholders at 4:30 p.m. on Thursday, January 27, 2011 at The Toronto Board of Trade, located at 1 First Canadian Place, Toronto, Ontario.

At the meeting, the Company’s shareholders will be asked to approve a special resolution for continuance of the Company from being governed by the Business Corporations Act (British Columbia) (“BCA”) to being governed by the Canada Business Corporations Act (“CBCA”).  The Company’s operations have been outside British Columbia for some time and being governed by the CBCA, rather than the BCA, will reduce the Company’s legal costs and streamline its corporate functions.

About Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF)
Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding:   92,391,470. Cash resources: approximately $39 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President and CEO at 416-364-4938.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.